(212) 318-6054

vadimavdeychik@paulhastings.com

December 17, 2019

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Real Assets Income Fund Inc. (the “Registrant”)
File Number: 333-234454

Dear Ms. Dubey:

This letter responds to your additional comments provided to the undersigned with respect to the amended Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2019 (SEC Accession No. 0001193125-19-314034), for the purpose of reorganizing the Brookfield Global Listed Infrastructure Income Fund Inc. into the Brookfield Real Assets Income Fund Inc.

The Registrant’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated. The below described changes will be reflected in Registrant’s Rule 497 filing.

Comment 1: In the Q&A section, under the question, “[h]ow will the Reorganization affect the fees and expenses of the Funds?,” please revise the response to only show the fees including leverage and delete all disclosure relating to fees excluding leverage.

Response: The Registrant has revised the relevant language to read:

Following the consummation of the Reorganization, the total annual operating expense ratio of the Combined Fund is expected to be lower than the current total annual operating expense ratio for INF, and modestly lower or at least equivalent to RA’s current expense ratio. For the twelve (12) month period ended June 30, 2019, the total annual operating expense ratios (including the costs of leverage) for RA and INF were 2.67% and 3.15%, respectively. If the Reorganization had been in effect for the twelve (12) month period ended June 30, 2019, the estimated total annual operating expense ratios on a pro forma basis for the Combined Fund would have been 2.65% (including the costs of leverage), representing a reduction in the current total annual operating expense ratio for INF of 0.50%, and modestly lower or at least equivalent to RA’s current total annual operating expense ratio. The pro forma expense ratios have been adjusted to reflect a reduction in INF’s portfolio leverage to maintain approximately the same portfolio leverage currently in RA’s portfolio, following the closing date of the Reorganization (the “Closing Date”).

This change has been made globally, as applicable.

Comment 2: Please reconcile the disclosure on page 4 with the disclosure on page 85.

Response: The Registrant has added the following disclosure to page 85, as a second paragraph under “Proposal 2: Issuance of RA Common Shares”:

No gain or loss for Federal income tax purposes will be recognized by RA or its stockholders following the Reorganization. The RA Board, based upon its evaluation of all relevant information, anticipates that the Reorganization will benefit stockholders of RA. In particular, the RA Board reviewed data presented by the Adviser showing that RA will not experience an increase in the total expense ratio as a result of the proposed Reorganization. In addition, the Board considered that the Reorganization will result in a larger fund that is more liquid, with a lower expected volatility profile than INF, and which should trade at a narrower discount. If the Reorganization is consummated, the Board also considered that the Combined Fund will maintain RA’s management fee rate of 1.00% of RA’s Managed Assets.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

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